Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Amendment No.1 to Form S-4 our report dated March 15, 2024, except for Note 11 as to which the date is April 22, 2024 which includes a restatement paragraph for previously issued financial statements and an explanatory paragraph relating to the Golden Arrow Merger Corp.’s ability to continue as a going concern, relating to the financial statements of Golden Arrow Merger Corp. appearing in the entity’s Annual Report on Form 10-K/A for the years ended December 31, 2023 and 2022. We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

New York, New York

April 23, 2024